Joanne Calabrese · 2nd

CEO Soko

Talks about #sustainablefashion and #socialimpact

San Francisco, California, United States · Contact info

1,014 followers · 500+ connections

1 mutual connection: Adie Akuffo-Afful

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Soko

Vanderbilt University

About

Experienced General Manager and Strategic Advisor with a demonstrated history of working in the apparel, accessories, beauty and fashion industry. Strong professional skilled in Multi-channel Retail, Wholesale Sales, Merchandising, Marketing, and Nonprofit Organizations. ... see more

Experience

Soko
5 yrs 3 mos

CEO
Nov 2017 – Present · 3 yrs 11 mos
San Francisco Bay Area

Strategic Advisor
Jul 2016 – Present · 5 yrs 3 mos
San Francisco Bay Area

Soko is a venture backed fashion brand that is redefining the aesthetics of ethical fashion; offering high quality, contemporary design paired with handmade techniques and sustainable materials. It is powered by mobile-first supply chain and payment technology to connect artisan entrepreneurs directly to Soko and their 400+ global customers. ...see more

Strategic Advisor
V-dog, Inc
Jun 2016 – Jun 2018 · 2 yrs 1 mo
San Francisco Bay Area

World's leading 100% Plant Based Pet Food Products
www.v-dog.com

Board Member
Joe's Jeans Inc.
Mar 2012 – Feb 2016 · 4 yrs
Los Angeles

Senior Vice President, Americas Region
Fossil
Jul 2012 – Jun 2015 · 3 yrs
Dallas, TX

As SVP of Fossil Group Inc, Americas Region, I managed the $1.8B wholesale and retail businesses for 15 brands both manufactured and distributed by Fossil Group. Brands included Fossil, Skagen, Michael Kors, Tory Burch, Marc Jacobs, Burberry, Diesel, Adidas, Armani, DKNY, Michelle, Karl lagerfeld, Zodiac and Relic ...see more

Founder
jcr3: a consultancy
Jan 2007 – May 2012 · 5 yrs 5 mos
San Francisco Bay Area

jcr3 is a consulting practice with a deep understanding and holistic view to the workings of retail organizations because we have done it ourselves - merchandising, sourcing, product development, marketing, financial planning, merchandise planning, distribution, visual merchandising, e-commerce, and more. ...see more

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Education

Vanderbilt University
BA, Latin American Studies

Volunteer experience

Volunteer and Board of Directors
Make-A-Wish Greater Bay Area
May 1992 – May 2002 · 10 yrs 1 mo
Children

Held various board positions: board member, vice chair and advisory board.

Board of Director & Head of Marketing Committee
Family House Inc.
Sep 2005 – Jul 2012 · 6 yrs 11 mos
Children

Board of Directors
North Beach Citizens
Feb 2010 – Feb 2011 · 1 yr 1 mo
Human Rights

Homeless Advocacy Group in San Francisco, CA

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Skills & endorsements

Retail · 49

Endorsed by **Michelle Carrara** and 13 others who are highly skilled at this

Endorsed by 8 of Joanne's colleagues at Fossil Group, Inc.

Leadership · 44

Endorsed by 6 of Joanne's colleagues at Fossil Group, Inc.

Endorsed by 14 people who know Leadership

E-commerce · 35

Endorsed by 5 of Joanne's colleagues at Fossil Group, Inc.

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Recommendations

Received (0)   **Given (3)**

Patrick Dredden
Sr. Vice President - Planning at Backcountry.com
January 21, 2020, Joanne was senior to Patrick but didn't manage directly

As SVP of Fossil Group Inc, Americas Region, I managed the $1.8B wholesale and retail businesses for 15 brands both manufactured and distributed by Fossil Group. As head of DTC Planning & Allocation, Patrick's commitment to ensuring the Merchant's vision was experienced as fully as possible at all consu... See more

Scott Ormerod
Partner at Leap Solutions Group, Inc. Community Volunteer - Greater Bay Area Make-A-Wish Foundation
December 4, 2008, Joanne worked with Scott but at different companies

I've know Scott for over 14 years and can highly recommend him as a business colleague as well as fellow board member. We met as volunteers at the Greater Bay Area Make-A-Wish Foundation where he later became Chairman of the Board. He is an outstanding leader who believes in creating a team to ... See more

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Accomplishments

2 **Languages**
English • Spanish

Interests

Retail Management Executive Group
286,399 members

Retail Industry Professionals Worldwide
219,993 members

Daniel Goleman
Host of First Person Plural: Emotional Intelligence
5,649,916 followers

Retail Industry Professionals Group
653,466 members